UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012.

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, May 9, 2012

To

Fernando Coloma Correa

Superintendent

Office of the Superintendent of Securities and Insurance (Superintendencia de Valores y Seguros)

Av. Libertador Bernardo O´Higgins 1449

Delivered

Ref.: Communication of ESSENTIAL FACT.

Dear Superintendent:

As established in Article 9 and in Article 10, part 2, of the Securities Market Law (Ley de Mercado de Valores), and in General Regulation 30, (la Norma de Carácter General N° 30), duly empowered, I hereby report the following ESSENTIAL FACT regarding LAN Airlines S.A. (“LAN”), Securities Registry Nº 306:

1. On January 18, 2011, LAN, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A. (“TAM”), TAM Empreendimentos e Participações S.A., and Messrs Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro, and João Francisco Amaro signed contracts written in the English language, referred to as (a) Implementation Agreement, and (b) Exchange Offer Agreement (the “Executed Contracts”, including subsequent amendments thereto) containing the definitive terms and conditions for the proposed merger between LAN and TAM.

2. On December 21, 2011, shareholders’ meetings were held authorizing the merger of LAN with the companies Sister Holdco S.A. (“Sister Holdco”) and Holdco II S.A. (“Holdco II”), two companies incorporated specifically for the purposes of the proposed combination of LAN and TAM. If Holdco II successfully completes the first-step exchange offer for TAM shares (including those represented by TAM ADSs) contemplated by the Executed Contracts (the “Exchange Offer”), each of Sister Holdco and Holdco II will merge with and into LAN (the “Mergers”) and LAN will be the surviving company of each Merger. Prior to the Mergers, Sister Holdco will hold TAM shares contributed by the controlling shareholders of TAM and Holdco II will hold TAM shares and TAM ADSs acquired in the Exchange Offer.

3. In accordance with the steps set forth in the Executed Contracts:

•

Holdco II and LAN filed with the United States of America (“USA”) securities authority, the Securities and Exchange Commission (the “SEC”), the registration statement under the US Securities Act of 1933 referred to as the

Registration Statement on Form F-4 (Registration No. 333-177984) (“Form F-4”) regarding the Exchange Offer and Merger in order to register the offer and sale of the Holdco II shares to be issued in the Exchange Offer and the LAN shares to be issued in the Mergers (in the form of American Depositary Receipts – ADRs) to US shareholders of TAM.

•	The Form F-4 contains an offer to exchange/prospectus which sets forth the terms and conditions of the Exchange Offer and Mergers which will be mailed to US shareholders of TAM

•	The Form F-4 can be found in the websites www.lan.com, www.tam.com.br, www.latamairlines.com, and www.sec.gov.

•	On May 7, 2012, Holdco II and LAN filed a request with the SEC to accelerate the effectiveness of the Form F-4 to 10:00 a.m., New York time, on May 9, 2012.

•	At 10:00 a.m., New York time, on May 9, 2012, the SEC declared the Form F-4 effective, which will permit Holdco II and LAN to commence the Exchange Offer in the USA.

•

As previously informed by Essential Fact dated May 7, 2012, on that date the securities authorities and the stock exchange of the Federative Republic of Brazil (“Brazil”) provided their authorization for the corresponding registration of the Exchange Offer in Brazil. The Exchange Offer, according to the applicable regulations in Brazil, must be launched in Brazil within 10 days following the registration date and will be launched simultaneously in the USA.

*******************

This represents another important milestone in the implementation of the proposed combination process between LAN and TAM, which is expected to be completed within the first half of 2012.

Sincerely,

/s/ Alejandro de la Fuente Goic
Alejandro de la Fuente Goic
CFO
LAN Airlines S.A.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination of LAN Airlines S.A. and TAM S.A. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT

This document relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement on Form F-4 (Registration No. 333-177984) filed with the SEC by LAN and Holdco II S.A. (“Holdco II”) which has been declared effective by the SEC and the offer to exchange/prospectus included therein. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that LAN and Holdco II have filed or will file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER OFFERING MATERIALS AND DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2012

LAN AIRLINES S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Executive Officer